13330 California Street, Suite 200
Omaha, NE  68154
402-964-5000
David E. Gardels
Direct: 402.964.5027
Direct fax: 402.964.5050
David.Gardels@huschblackwell.com

December 29, 2015

VIA EDGAR

Mr. Ed Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Registration Statement of Tributary Nebraska Tax-Free Fund (the “Fund”)
File Number: 811-08846

Mr. Bartz:

As you know, this firm represents the Tributary Funds, Inc. (the “Funds”) in connection with their establishment of the Fund and the filing of a registration statement (the “Registration Statement”) on Form N-1A in connection therewith with the Securities and Exchange Commission (“SEC”).  On November 30, 2015, the staff (“Staff”) of the SEC provided comments on the Registration Statement in which Staff requested certain changes to the Registration Statement or requested additional information from the Funds.  Discussed below is the additional information requested by Staff.  Simultaneously with the filing of this letter, the Funds have caused to be filed a revised Registration Statement reflecting the changes requested by Staff.

1.
Will the Fund invest in non-investment grade securities?  If so, disclose this intent.  The Funds should use the term “junk bond” when referring to such securities and should include a junk bond risk factor.  While the Fund will invest in securities that are not rated, the Fund will primarily invest in unrated securities deemed to be of similar quality to those rated as investment grade. The Prospectus has been revised in the manner discussed to refer to “junk bonds” and high-yield securities risk.

Mr. Ed Bartz
Division of Investment Management
Securities and Exchange Commission

2.
If the Fund intends to invest in municipal bonds of U.S. territories and possessions (such as Puerto Rico or the U.S. Virgin Islands) that are exempt from regular federal income taxes, add a specific risk factor for these bonds.  The Fund does not intend to invest in municipal securities of U.S. territories or possessions and the disclosure has been revised accordingly.

3.	Are Mr. Honer and Mr. Nordstrom jointly and primarily responsible for portfolio management? Mr. Honer and Mr. Nordstrom are jointly responsible for portfolio management.

Please do not hesitate to contact me should you have any questions or additional comments.

Regards,

/s/ David E. Gardels

David E. Gardels